FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 16, 2004 (“Research In Motion Introduces New BlackBerry 7100v in Europe and Australasia")

News Release dated September 16, 2004 (“RIM Introduces Breakthrough Keyboard Technology For Smaller Handsets")

Page No 3 2

Document 1

September 16, 2004

FOR IMMEDIATE RELEASE

Research In Motion Introduces New BlackBerry 7100v in Europe and Australasia

The BlackBerry 7100v™ with its unique design will be available exclusively through Vodafone

Waterloo, ON — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the innovative new BlackBerry 7100v™ for mobile professionals, further expanding choice for Vodafone’s BlackBerry® customers. The BlackBerry 7100v will be available exclusively from Vodafone and introduced on a phased basis (starting in October) across Australia, Austria, France, Germany, Ireland, Italy, the Netherlands, New Zealand, Portugal, Spain, Sweden and the UK.

The BlackBerry 7100v is a breakthrough mobile device, delivering the power of BlackBerry within a sleek and stylish mobile phone design. It has been developed for active mobile professionals who want to be able to manage their work wherever they are and also keep in touch with family, friends and the latest news using a single, all-in-one handset.

In addition to top-of-the-line phone and messaging capabilities, the BlackBerry 7100v includes a large and bright, high-resolution color screen, a speakerphone, Bluetooth support, quad-band radio for international roaming, 32MB flash memory + 4MB SRAM and polyphonic ring tone support.

The typing experience is also exceptional thanks to an amazing new keyboard technology from RIM called SureType™ that effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably. SureType dramatically outshines the traditional multi-tap phone approach and will fundamentally change the way people think about typing on mobile phones.

The BlackBerry 7100v and SureType support various languages including English, French, German, Italian and Spanish.

“The new BlackBerry 7100v with SureType keyboard technology is the result of many years of research and innovation. We have listened to mobile users and created a new device that we believe will attract a whole new audience to BlackBerry for the first time,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “A great deal of care has gone into the design of this sleek and sophisticated handset to deliver exceptional phone, email, messaging and browsing capabilities together with an extremely effective keyboard and a large, vibrant, color screen.”

“Our business customers, particularly those who are self employed or running small to medium sized businesses, have been asking us for a simple device that combines the efficiency and basic features of a mobile phone, with the benefits of being able to access email and attachments on the move,” said Peter Bamford, Chief Marketing Officer at Vodafone. “The BlackBerry 7100v offers a unique addition to the family of Vodafone business solutions.”

— more —

“The BlackBerry 7100v is evidence of RIM’s ability to innovate by producing leading-edge, aesthetically appealing technology while at the same time prioritizing the needs of the user in terms of battery life, functionality and user interface,” said Andy Brown, Program Manager, EMEA Mobile Computing and Mobile Devices at IDC. “The new BlackBerry 7100v delivers a fully integrated BlackBerry experience in a small, sleek ‘smartphone’ form factor. With features that include a bright, dynamic color display and revolutionary SureType QWERTY keyboard it will be an attractive prospect to customers looking for superior messaging in a mobile phone design.”

The BlackBerry 7100v weighs 120g and has a battery life (using the standard battery) of over four hours talk time and over eight days standby. A hands-free earpiece, USB cable and standard holster are included. Additional accessories such as holsters and car chargers will also be available and the BlackBerry 7100v supports Bluetooth headset and car-kit profiles.

For individual users, the BlackBerry 7100v with BlackBerry Internet Service™ will be ideal. Users will be able to integrate their new BlackBerry handset with up to ten business or personal email accounts without the need for a special server or IT support. It takes just a few steps by the user to get up and running.

For corporate users, the BlackBerry 7100v can connect to RIM’s enterprise platform – BlackBerry Enterprise Server™ — supporting secure, wireless email, calendar appointments and other corporate data.

Photographs of the BlackBerry 7100v™ are available on the BlackBerry website:

http://www.rim.com/news/kit/media/downloads/index.shtml

Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 139 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!™, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.

Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

RIM Media Relations:
Tilly Quanjer, Senior Communications Manager,
RIM Europe
+44 (0)1784 223987
tquanjer@rim.com

Hotwire PR for RIM
+44 (0)207 608 2500

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212-771-3637
cflaherty@brodeur.com

Katie Lee
RIM Asia Pacific
+852 6277 6841
kalee@rim.com

RIM Investor Relations:
RIM Investor Relations
+1 519-888-7465
investor_relations@rim.com

Vodafone:
Aileen Thompson
Jon Earl
Janine Young
Emma Conlon
Vodafone
Tel: +44 (0) 1635 673310

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Vodafone is a trademark of the Vodafone Group. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 2

FOR IMMEDIATE RELEASE

September 16, 2004

   RIM INTRODUCES BREAKTHROUGH KEYBOARD TECHNOLOGY FOR SMALLER HANDSETS

“SureType” Solves The Paradox of Function vs. Form

Waterloo, ON – The new patent-pending SureType™ keyboard technology from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is turning heads and drawing early praise for its ingenuity and effectiveness. The BlackBerry 7100™ Series handsets are the first wireless devices to feature SureType.

SureType effectively converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional mobile phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

“Mobile professionals are torn between their need for a device that offers efficient data input capabilities and their desire for a device they can accept as their primary mobile phone,” says Kevin Burden, Program Manager at IDC. “While some full QWERTY thumbboards deliver the input accuracy that professionals need, the market has awaited a keyboard design that is as quick, accurate, and easy to use as QWERTY solutions, but doesn’t compromise the phone experience.”

The SureType keyboard design incorporates large, optimally placed keys that allow one-handed or two-handed operation. Each key contains a maximum of two letters and the letters are aligned in a standard QWERTY layout. The keyboard works in conjunction with a sophisticated, real-time software system that incorporates a large word database (approximately 35,000 words initially plus the user’s address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. SureType dramatically outshines the traditional multi-tap phone approach, allowing users to concentrate on the message rather than the method.

In addition to incorporating the QWERTY keyboard layout, the SureType keyboard design also incorporates a prominent numerical phone keypad that is centred on the device and allows easy and familiar one-handed phone dialing. Dedicated ‘send’ and ‘end’ phone keys are also included for convenience.

“SureType is an evolutionary breakthrough that hits a sweet spot in terms of usability and size. It solves the paradox of fitting an efficient QWERTY keyboard with reasonably sized keys into a traditional candy-bar handset design,” said Mike Lazaridis, President and Co-CEO at Research In Motion.

RIM revolutionized wireless handheld devices in the 1990‘s with the introduction of a thumb-typing QWERTY keyboard that changed the way mobile users thought about composing messages and entering data. Now RIM’s new SureType technology is changing the way people think about typing on mobile phones.

Note to Editors:

Photos of the BlackBerry 7100 Series devices with SureType are available at http://www.rim.com/news/kit/media/downloads/index.shtml.

_________________

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Tilly Quanjer, Senior Communications Manager,
RIM Europe
+44 (0)1784 223987
tquanjer@rim.com

Katie Lee
RIM Asia Pacific
+852 6277 6841
kalee@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 16, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance